                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


For the period ended June 30, 2001

                                 Xeikon N.V.
          ----------------------------------------------------------
               [Translation of registrant's name into English]

                     72 Vredebaan, 2640 Mortsel, Belgium
          ----------------------------------------------------------
                   [Address of principal executive offices]


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F [X]    Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes [X]    No [ ]

                                 XEIKON N.V.
                                    INDEX
                                   FORM 6-K

                                                                                   PAGE
                                                                                   ----
PART I - FINANCIAL INFORMATION

        Item 1.Condensed Consolidated Financial Statements

               Condensed Consolidated Balance Sheets at December 31, 2000
               (Audited) and June 30, 2001 (Unaudited)..........................     3

               Condensed Consolidated Statements of Operations for the three
               months ended June 30, 2000 and 2001 (Unaudited)..................     4

               Condensed Consolidated Statements of Cash Flows for the three
               months ended June 30, 2000 and 2001 (Unaudited)..................     5

               Consolidated Statements of Comprehensive Income/(Loss) and
               Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000 (audited) and for the three months  ended
               June 30, 2001 (unaudited)........................................     6

               Notes to Condensed Consolidated Financial Statements.............     7-11

        Item 2.Management's Discussion and Analysis of
               Financial Condition and Results of Operations....................     12-16

        Item 3.Qualitative and Quantitative Disclosures About Market Risk.......     16

PART II - OTHER INFORMATION

        Item 1.Legal Proceedings................................................     17

        Item 2.Changes in Securities and Use of Proceeds........................     17

        Item 3.Defaults Upon Senior Securities..................................     17

        Item 4.Submission of Matters to a Vote of Security Holders..............     17

        Item 5.Other Information................................................     17

        Item 6.Exhibits and Reports on Form 6-K.................................     17

SIGNATURES     .................................................................     18

ITEM 1.        CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 XEIKON N.V.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All amounts in thousands of US dollars)

                                                              December 31,    June 30,
                                                                 2000           2001
                                                              -------------------------
                                                               (audited)    (unaudited)
                           ASSETS
Current Assets :
 -Cash and cash equivalents                                        12,807        4,256
 -Accounts receivable                                              54,552       40,333
 -Accounts receivable from related parties                          5,819        6,780
 -Inventory                                                        66,611       62,322
 -Other current assets                                             14,248       11,873
 -Deferred tax assets                                                   -            -
                                                              -------------------------
                    Total current assets                          154,037      125,564
                                                              -------------------------

Property and equipment, at cost                                    46,407       42,439
Less -- accumulated depreciation                                 (13,464)     (15,103)
                                                              -------------------------
                                                                   32,943       27,336
                                                              -------------------------
Other fixed assets, net                                                 -            -
Other non-current assets                                            2,849        1,976
Goodwill, net                                                      12,481       10,751
Acquired technology, net                                            4,616        3,503
                                                              -------------------------
                                                                  206,926      169,130
                                                              =========================

             LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities :
 -Current portion of capital leasing payable                          511          456
 -Notes payable to Banks                                           24,998       26,552
 -Notes payable to others                                           3,347        4,639
 -Accounts payable                                                 37,636       34,762
 -Due to related parties                                            3,998        4,580
 -Accrued expenses                                                 30,919       22,945
 -Deferred tax liabilities                                          2,053        1,871
                                                              -------------------------

                  Total current liabilities                       103,462       95,805
                                                              -------------------------


Pension obligations                                                 2,327        2,210
Notes payable to others                                             8,410        6,410
Refundable research grants payable, net of current portion            298          278
Capital leasing payable, net of current portion                     5,691        4,964
Minority interest                                                       -            -

Shareholders' equity :
 -Common stock                                                     19,005       19,005
 -Additional paid-in capital                                      102,427      102,427
 -Capital surplus                                                   6,842        6,842
 -Restatement change in accounting method                             374          252
 -Retained earnings (deficit)                                    (12,414)     (33,760)
 -Cumulative translation adjustment                              (29,496)     (35,303)
                                                              -------------------------
                 Total shareholders' equity                        86,738       59,463
                                                              -------------------------

                                                                  206,926      169,130
                                                              =========================

                                 XEIKON N.V.
               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (All amounts in thousands of US dollars, except
                         share and per share amounts)

                                                            Three Months                Six Months
                                                            Ended June 30,            Ended June 30,
                                                      --------------------------------------------------
                                                         2000         2001          2000         2001
                                                         ----         ----          ----         ----
                                                       (unaudited) (unaudited)   (unaudited)  (unaudited)
Revenues                                                  $48,784     $34,660       $89,348     $68,264
Cost of revenues                                          $32,312     $27,203       $61,949     $54,255
                                                      --------------------------------------------------

                    Gross profit                          $16,472      $7,457       $27,399     $14,009
                                                      --------------------------------------------------

Operating expenses :
 -Research and development                                 $6,244      $6,567       $12,407     $13,314
 -Acquired in-process research and development                 $0          $0            $0          $0
 -Selling, general and administrative                     $10,526     $11,012       $20,533     $22,305

                                                      --------------------------------------------------
              Total operating expenses                    $16,770     $17,579       $32,940     $35,619
                                                      --------------------------------------------------

Operating income/(loss)                                    ($298)   ($10,122)      ($5,541)   ($21,610)

Other income, net                                            $255      ($560)          $798      ($154)
                                                      --------------------------------------------------

Income/(loss)  before provision of income taxes and
minority interest                                           ($43)   ($10,682)      ($4,743)   ($21,764)
                                                      --------------------------------------------------

Provisions for income taxes                                ($510)        $295        ($512)        $295
                                                      --------------------------------------------------

Income/(loss)  before minority interest and
cumulative effect of change in accounting method           ($553)   ($10,387)      ($5,255)   ($21,469)
                                                      --------------------------------------------------


Cumulative effect of change in accounting method             $155        $123        ($513)        $123

Net income/(loss)                                          ($398)   ($10,264)      ($5,768)   ($21,346)
                                                      --------------------------------------------------

                                                           Shares      Shares        Shares      Shares
                                                           ------      ------        ------      ------

Weighted average number of common shares               28,884,248  30,633,055    28,874,623  30,633,055
outstanding (basic)
                      Basic earnings per share amount     ($0.01)     ($0.34)       ($0.20)     ($0.70)
                                                          -------     -------       -------     -------
Impact of :
                  Warrants issued to non employees
                  Options issued to employees              63,596           0                         0
Weighted average number of common shares               28,947,843  30,633,055    28,874,623  30,633,055
                                                       ----------   -----------   ---------   ----------
outstanding (diluted)
                    Diluted earnings per share amount     ($0.01)     ($0.34)       ($0.20)     ($0.70)
                                                          -------     -------       -------     -------

                                 XEIKON N.V.
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (All amounts in thousands of US dollars)

                                                                     Six Months
                                                                   Ended    June 30
                                                           ----------------------------
                                                               2000          2001
                                                               ----          ----
                                                            (unaudited)   (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
NET INCOME                                                      ($4,193)     ($21,346)

ADJUSTMENTS TO RECONCILE CASH (USED IN)
PROVIDED BY OPERATING ACTIVITIES :
 -Deferred tax                                                       (8)         (182)
 -Depreciation and amortization                                    2,148         4,482
 -Amortization in-process research and development                     -
 -Pension obligations                                              (132)         (117)
 -Minority interest                                                 (82)             -
 -Changes in operating assets and liabilities
     Accounts receivable                                           7,353        14,219
     Accounts receivable from related parties                      1,563         (961)
     Inventory                                                   (3,430)         4,289
     Prepaid expenses                                            (1,096)         2,375
    Accounts payable                                               (499)       (2,874)
     Due to related parties                                        (820)           582
     Accrued expenses                                                764       (7,974)
       NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES         1,568       (7,507)

CASH FLOWS FROM INVESTING ACTIVITIES :
 -Purchase of property and equipment                             (1,317)         3,968
 -Acquisition of subsidiary, net of cash acquired                      -             -
 -Other investment                                                   111             -
                     NET CASH USED IN INVESTING ACTIVITIES       (1,206)         3,968

CASH FLOWS FROM FINANCING ACTIVITIES :
 -Proceeds from notes payable to banks                             1,085         1,554
 -Net borrowings (repayments) under notes payable to
  related parties                                                  (437)       (2,000)
 -Net borrowings (repayments) under notes payable to
  others                                                                         1,292
 -Advances to affiliates and other                                   137           873
 -Refundable research grants                                        (12)          (20)
 -Payments under capital lease obligation                              -         (782)
 -Capital surplus                                                                    -
 -Proceeds from issuance of common stock                               -             -
       NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES           773           917


Foreign exchange effect on net equity                            (3,780)       (5,807)

---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (2,645)       (8,429)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     9,237        12,807
---------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           6,592         4,256
---------------------------------------------------------------------------------------

Interest paid during the period                                                    543
Tax paid during the period                                                           0

---------------------------------------------------------------------------------------

                                 XEIKON N.V.
                          CONSOLIDATED STATEMENTS OF
              COMPREHENSIVE INCOME/(LOSS) AND SHAREHOLDERS' EQUITY
                ( All amounts in Thousands of US Dollars, Except
                         Share and Per Share Amounts)

                                Total     Comprehensive   Accumulated   Accumulated
                             Shareholders Income/(Loss)  Profit/(Loss)     Other
                               Equity                                  Comprehensive
                                                                       Income/(Loss)
                             ---------------------------------------------------------
Balance, December 31, 1998       $89,344        -             ($2,688)      ($8,104)
                             =========================================================
Net income                                                                   -
                                  14,863          14,863        14,863
Other comprehensive income -
     foreign currency
     translation                (12,514)        (12,514)       -            (12,514)

Comprehensive income              -                2,349       -             -

Exercise of stock options            422        -              -             -

Exercise of warrants               1,038        -              -             -

                             ---------------------------------------------------------
Balance, December 31, 1999       $93,153        -              $12,175     ($20,618)
                             =========================================================
         (audited)

Net loss                        (24,589)        (24,589)      (24,589)       -
Other comprehensive income -
    - foreign currency
      translation                (8,878)         (8,878)       -             (8,878)
    - effect of restatement
      as required by SAB101          374             374                         374

Comprehensive income              -             (33,093)       -             -

Capital increase                  19,729

Capital surplus                    6,842

Exercise of stock options              -        -              -             -

Exercise of warrants                 107        -              -             -

                             ---------------------------------------------------------
Balance, December 31 2000         86,738        -              (12,414)      (29,122)
                             =========================================================
Net loss                                                                     -
                                (11,083)        (11,083)      (11,083)
Other comprehensive income -
    - foreign currency
      translation                (3,501)         (3,501)       -             (3,501)
    - effect of restatement
      as required by SAB101            -                                           -

Comprehensive income                   -        (14,584)       -             -

Capital increase                       -

Capital surplus                        -

Exercise of stock options              -        -              -             -

Exercise of warrants                   -        -              -             -

                             ---------------------------------------------------------
Balance, March 31 2001            72,154        -              (23,497)      (32,623)
                             =========================================================
Net loss                                                                     -
                                (10,263)        (10,263)      (10,263)
Other comprehensive income -
    - foreign currency
      translation                (2,306)         (2,306)       -             (2,306)
    - effect of restatement
      as required by SAB101        (122)           (122)                       (122)

Comprehensive income                   -        (12,691)       -             -

Capital increase                       -

Capital surplus                        -

Exercise of stock options              -        -              -             -

Exercise of warrants                   -        -              -             -

                             ---------------------------------------------------------
Balance, June 30 2001             59,463        -              (33,760)      (35,051)
                             =========================================================

                               Common                   Capital   Additional
                               Shares       Amount      Surplus    Paid-in
                                                                   Capital

                             -----------------------------------------------
Balance, December 31, 1998     28,527,101     $17,980               $82,156
                             ===============================================
Net income                        -            -                      -

Other comprehensive income -
     foreign currency
     translation                  -            -                      -

Comprehensive income              -            -                      -

Exercise of stock options          49,097          26                   396

Exercise of warrants              288,800         154                   884

                             -----------------------------------------------
Balance, December 31, 1999     28,864,998     $18,160               $83,436
                             ===============================================
         (audited)

Net loss                          -            -                      -
Other comprehensive income -
    - foreign currency
      translation                 -            -                      -
    - effect of restatement
      as required by SAB101

Comprehensive income              -            -                      -

Capital increase                1,751,741         837                18,892

Capital surplus                                              6,842

Exercise of stock options               -           -                     -

Exercise of warrants               16,316           8                    99

                             -----------------------------------------------
Balance, December 31 2000       30,633,055      19,005       6,842   102,427
                             ===============================================
Net loss                          -            -                      -

Other comprehensive income -
    - foreign currency
      translation                 -            -                      -
    - effect of restatement
      as required by SAB101

Comprehensive income              -            -                      -

Capital increase                  -            -                      -

Capital surplus                                            -

Exercise of stock options               -           -                     -

Exercise of warrants                    -           -                     -

                             -----------------------------------------------
Balance, March 31 2001          30,633,055      19,005       6,842   102,427
                             ===============================================
Net loss                          -            -                      -

Other comprehensive income -
    - foreign currency
translation                       -            -                      -
    - effect of restatement
as required by SAB101

Comprehensive income              -            -                      -

Capital increase                  -            -                      -

Capital surplus                                            -

Exercise of stock options               -           -                     -

Exercise of warrants                    -           -                     -

                             -----------------------------------------------
Balance, June 30 2001           30,633,055      19,005       6,842   102,427
                             ===============================================

                                 XEIKON N.V.
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (ALL AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)


1.      SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

        Xeikon N.V., a Belgian corporation, (the "Company") was established in 1988 and develops, manufactures and markets an innovative digital color printing system specifically designed to meet the speed, quality, reliability, cost, variable content and on demand requirements of the short run color printing market.

        The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results for the interim periods presented are not necessarily indicative of results to be expected for any future period. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on Form 20-F dated June 13, 2001.

2.      INVENTORY

        Inventory is comprised of material, labor and manufacturing overhead, and is stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides reserves for excess and obsolete inventory or disposes of such inventory. Inventory consists of the following:

                                                          DECEMBER 31,        JUNE 30,
                                                              2000              2001
                                                        -----------------------------------
                                                            (audited)       (unaudited)
Raw materials.....................................         $  30,447        $   27,080
Work-in-Process...................................             6,879             5,300
Finished Goods....................................            22,057            22,379
Goods purchased for resale (consumables)..........             7,228             7,563
                                                        -----------------------------------
                                                            $ 66,611          $ 62,322
                                                        ===================================

3.      EARNINGS PER SHARE

        Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common and common equivalent shares outstanding during the period. Given the net loss for the 3 months ended June 30, 2001 there is no dilutive effect on the loss per share.

4.      INVESTMENT

        On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation, a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which was due on March 4, 2001. Xeikon had the possibility to extend the maturity date of the promissory note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valued at the actual exchange rate. This is separately reflected as a non-recurring charge in the Condensed Consolidated Statements of Operations of the Company.

        On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A. ("Nipson International"), a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately U.S. $15.8 million, or 71.11 per share.)

As of April 21, 2000 through April 21, 2001, Xeikon had the right to acquire the remaining 20% of Nipson International (337,500 shares) from Bull or Dai Nippon Printing, for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). This right was extended for an additional six months for no additional consideration. If Xeikon does not exercise its option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning October 21, 2001 and ending April 21, 2002", to purchase all or part of their shares at a per share price equal to the Purchase Price.

        The acquisition of Nipson International was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately $7.0 million, which has been accounted for as goodwill and is being amortized over 10 years using the straight line method. The accompanying consolidated statements of income reflect the operating results of Nipson since the acquisition.

        In connection with the acquisition from Bull, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. (now merged with Xeikon America, Inc.) in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

        Bull has agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF. The Company introduced claims for indemnification towards Bull for approximately 35,000,000 FF (approximately $5 million), under the agreement and has recorded such claim as a receivable. The set up of this receivable was registered against goodwill in the second quarter of 2000.

5.      SEGMENT AND GEOGRAPHIC INFORMATION

        The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is a combination of the Chief Executive Officer, and the Chief Financial Officer. The Company has viewed its operations and manages its business as principally two segments, the sale of printing systems and options and the sale of consumables, spares, tools and others. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales and transfers. The segment revenues and cost of revenues are as follows :


CONSOLIDATED XEIKON GROUP

                                                     Three Months                   Six Months
                                                    ended June 30,                ended June 30,
                                            -----------------------------------------------------------
                                                2001           2000           2001           2000
                                                ----           ----           ----           ----
Systems and options
     Revenues                                     $15,450        $27,768        $28,083        $46,781
     Cost of revenues                             $12,930         17,361        $24,270         29,449
     Gross Profit                                   2,520         10,407          3,813         17,332
     Gross Margin                                     16%            37%            14%            37%
Consumables, spares, tools and other
     Revenues                                     $19,210        $21,016        $40,181        $42,567
     Cost of revenues                              14,273         14,951         29,985         32,500
     Gross Profit                                   4,937          6,065         10,196         10,067
     Gross Margin                                     26%            29%            25%            24%

Total
     Revenues                                     $34,660        $48,784        $68,264        $89,348
     Cost of revenues                              27,203         32,312         54,255         61,949
     Gross Profit                                   7,457         16,472         14,009         27,399
     Gross Margin                                     22%            34%            21%            31%


Revenues by geographic area :
 -United States                                    $8,005        $16,888        $16,171        $34,130
 -Rest of Europe                                    8,403          7,638         17,122         10,255
 -Belgium                                           1,006          2,580          1,493          6,562
 -The Netherlands                                   1,084          5,601          3,539         12,748
 -United Kingdom                                    2,002          2,217          4,605          4,751
 -Germany                                           7,034         10,114         13,269         14,338
 -Other                                             7,126          3,746         12,065          6,564
                                            -----------------------------------------------------------
                                                  $34,660        $48,784        $68,264        $89,348
                                            ===========================================================

As a percentage of total revenue :
 -United States                                    23.10%         34.62%         23.69%         38.20%
 -Rest of Europe                                   24.24%         15.66%         25.08%         11.48%
 -Belgium                                           2.90%          5.29%          2.19%          7.34%
 -The Netherlands                                   3.13%         11.48%          5.18%         14.27%
 -United Kingdom                                    5.78%          4.54%          6.75%          5.32%
 -Germany                                          20.29%         20.73%         19.44%         16.05%
 -Other                                            20.56%          7.68%         17.67%          7.34%
                                            -----------------------------------------------------------
                                                  100.00%        100.00%        100.00%        100.00%
                                            ===========================================================

COLOR                                                Three Months                    Six Months
                                                     ended June 30,                ended June 30,
                                            ------------------------------------------------------------
                                                 2001           2000           2001           2000
                                                 ----           ----           ----           ----
Systems and options
     Revenues                                       $8,532        $19,575        $17,337        $33,870
     Cost of revenues                                8,499         11,078         17,072         20,736
     Gross Profit                                       33          8,497            265         13,134
     Gross Margin                                       0%            43%             2%            39%
Consumables, spares, tools and other
     Revenues                                      $11,400        $13,098        $24,632        $27,021
     Cost of revenues                                7,458          9,149         16,936         19,459
     Gross Profit                                    3,942          3,949          7,696          7,562
     Gross Margin                                      35%            30%            31%            28%

Total
     Revenues                                      $19,932        $32,673        $41,969        $60,891
     Cost of revenues                               15,957         20,227         34,008         40,195
     Gross Profit                                    3,975         12,446          7,961         20,696
     Gross Margin                                      20%            38%            19%            34%

Revenues by geographic area :
 -United States                                     $4,710        $13,075         $9,389        $26,058
 -Rest of Europe                                     3,496          2,655          7,839          2,427
 -Belgium                                              674          1,844          1,049          5,717
 -The Netherlands                                    1,034          5,351          3,370         12,421
 -United Kingdom                                     1,091            764          2,658          1,785
 -Germany                                            5,847          7,885         11,000         10,145
 -Other                                              3,080          1,099          6,664          2,338
                                            ------------------------------------------------------------
                                                   $19,932        $32,673        $41,969        $60,891
                                            ============================================================

As a percentage of total revenue :
 -United States                                     23.63%         40.02%         22.37%         42.79%
 -Rest of Europe                                    17.54%          8.13%         18.68%          3.99%
 -Belgium                                            3.38%          5.64%          2.50%          9.39%
 -The Netherlands                                    5.19%         16.38%          8.03%         20.40%
 -United Kingdom                                     5.47%          2.34%          6.33%          2.93%
 -Germany                                           29.33%         24.13%         26.21%         16.66%
 -Other                                             15.46%          3.36%         15.88%          3.84%
                                            ------------------------------------------------------------

                                                   100.00%        100.00%        100.00%        100.00%
                                            ============================================================


BLACK & WHITE                                       Three Months                       Six Months
                                                    ended June 30,                   ended June 30,
                                            -----------------------------------------------------------------
                                                2001            2000             2001            2000
                                                ----            ----             ----            ----
Systems and options
     Revenues                                      $6,918            $8,193        $10,746           $12,911
     Cost of revenues                               4,431             6,283          7,198             8,713
     Gross Profit                                   2,487             1,910          3,548             4,198
     Gross Margin                                     36%               23%            33%               33%
Consumables, spares, tools and other
     Revenues                                      $7,810            $7,918        $15,549           $15,546
     Cost of revenues                               6,815             5,802         13,049            13,040
     Gross Profit                                     995             2,116          2,500             2,506
     Gross Margin                                     13%               27%            16%               16%

Total
     Revenues                                     $14,728           $16,111        $26,295           $28,457
     Cost of revenues                              11,246            12,085         20,247            21,753
     Gross Profit                                   3,482             4,026          6,048             6,704
     Gross Margin                                     24%               25%            23%               24%

Revenues by geographic area :
 -United States                                    $3,295            $3,813         $6,782            $8,072
 -Rest of Europe                                    4,907             4,983          9,283             7,828
 -Belgium                                             332               736            444               845
 -The Netherlands                                      50               250            169               327
 -United Kingdom                                      911             1,453          1,947             2,966
 -Germany                                           1,187             2,229          2,269             4,193
 -Other                                             4,046             2,647          5,401             4,226
                                            -----------------------------------------------------------------
                                                  $14,728           $16,111        $26,295           $28,457
                                            =================================================================

As a percentage of total revenue :
 -United States                                    22.37%            23.67%         25.79%            28.37%
 -Rest of Europe                                   33.32%            30.93%         35.30%            27.51%
 -Belgium                                           2.25%             4.57%          1.69%             2.97%
 -The Netherlands                                   0.34%             1.55%          0.64%             1.15%
 -United Kingdom                                    6.19%             9.02%          7.40%            10.42%
 -Germany                                           8.06%            13.84%          8.63%            14.73%
 -Other                                            27.47%            16.42%         20.55%            14.85%
                                            -----------------------------------------------------------------
                                                  100.00%           100.00%        100.00%           100.00%
                                            =================================================================

6.      ACQUISITION

        On June 30, 2000 Xeikon N.V. and Agfa signed a transfer agreement to transfer the digital printing systems ("DPS") business of Agfa to Xeikon N.V.. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and any amount in excess of the share component of the purchase price of the transaction was and will be paid in cash. This transaction resulted in a capital increase of $19,731 and a capital surplus of $6,842, representing the difference between the fair market value of the shares and the par value of the assets. The excess purchase price over the fair value of net assets acquired is accounted for as goodwill and is being amortized over 10 years using the straight line method. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations - including a manufacturing facility in Heultje, Belgium - research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Certain of the statements included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as elsewhere in this report on Form 6-K are forward-looking statements. These statements involve risks and uncertainties that could cause the actual results to differ materially from those expressed in or implied by such statements. These statements should be read in the context of those factors discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on June 13, 2001.

OVERVIEW

        On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation ("Varis"), a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which was due on March 4, 2001. Xeikon had the possibility to extend the maturity date of the promissory note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock. The investment is accounted at cost. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valued at the actual exchange rate. This is separately reflected as a non-recurring charge in the Consolidated Statements of Operations of the Company for the year ended December 31, 2000.

        On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A., a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately U.S.$15.8 million, or
71.11 per share.)

        From April 21, 2000 through April 21, 2001, Xeikon had the right to acquire the remaining 20% of Nipson International (337,500 shares) from the minority shareholders of Nipson International, for a price per share equal to
71.11 FF plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition. This right was extended for an additional six months for no additional consideration. If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning April 22, 2001 and ending October 21, 2001, to purchase all or part of their shares at a per share price equal to the Purchase Price.

        The acquisition of Nipson International was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their fair market values. The excess purchase price over the fair value of net assets acquired has been accounted for as goodwill and is being amortized over 10 years using the straight line method.


        Bull agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF (approximately $5 million). The Company introduced claims for indemnification towards Bull for approximately 35,000,000 FF (approximately $5 million) under the agreement and has recorded such claim as a receivable. The set up of this receivable was registered against goodwill in the second quarter of 2000 reducing the amount of goodwill by approximately $5 million.

        In connection with the acquisition, Xeikon assumed two loans of Nipson and its wholly owned subsidiary Nipson Printing Systems Inc. (now merged with Xeikon America, Inc.) from its former majority shareholder Bull in the amount of 70,000,000 FF (approximately $10 million) and U.S. $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.


        On June 30, 2000 the Company acquired the digital printing systems ("DPS") business of Agfa. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and $1.2 million in cash. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations - including a manufacturing facility in Heultje, Belgium- research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

        On July 1, 2000 the Company entered into a joint venture (named "Canopy LLC") together with PrimeSource Corporation. The Company owns 26% or $3.9 million of the voting shares and PrimeSource 74% or $11.1 million. PrimeSource controls Canopy and the joint venture agreement provides for certain protective rights for the Company. Canopy will market the Xeikon branded products in the United States and will also assume the technical service activities.


        The Company intends to restructure its operations in France. In connection with that restructuring The Company expects to incur a non-recurring charge during the third quarter of fiscal 2001.

BUSINESS SEGMENTS

        Xeikon has two reportable business segments :

        - Color (digital color presses and related consumables, parts and service)

        - B & W (black and white presses and related consumables, parts and service)

EFFECTS OF CURRENCY CHANGES

        Xeikon's functional currency is the Euro. When translated into US dollars, Xeikon's revenues and net income are negatively affected by the appreciation in the value of the US dollar against the Euro between the second quarter of 2000 and the second quarter of 2001. The US dollar was 7% higher against the Euro for the second quarter of 2001 than for the second quarter of 2000. The Nipson functional currency is the French Franc. Since the French Franc and Euro are linked, the impact of the Dollar versus Euro or French Franc is similar.

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED JUNE 30, 2001 COMPARED TO THE THREE-MONTH PERIOD ENDED JUNE 30, 2000.

        Revenues. Revenues decreased 29% from $48.8 million for the three-month period ended June 30, 2000 to $34.7 million for the three-month period ended June 30, 2001. Revenues were principally affected by (1) the slowdown in equipment revenues in the VAD channel and more specifically in the US, (2) the low number of shipments in the OEM channel, no shipments to Xerox and IBM and (3) the unfavorable product mix in part related to pricing concessions related to the delayed launch of the CSP. Revenues were also affected by currency changes noted above . Revenues from consumables, spare parts and other decreased 9% from $21.0 million during the second quarter of 2000 to $19.2 million for the second quarter of 2001 mainly explained by the low sales to Xerox.

        Cost of Revenues. Cost of revenues decreased 16% from $32.3 million in the second quarter of 2000 to $27.2 million in the second quarter of 2001. The decrease is the net effect of currency changes noted above, lower equipment shipments, higher material cost due to the unfavorable product mix, the lower absorption of production overhead expenses due to lower volumes and high service and logistic increased warranty costs.

        Gross Profit. Gross profit decreased 55% from $16.5 million for the second quarter of 2000 to $7.5 million for the second quarter of 2001. Gross margin for printing systems and options decreased from 37% of revenue in the 2000 quarter to 16% of revenue in the 2001 quarter mainly due to decreased sales prices because of the late introduction of the CSP (web-fed presses are delivered at lower prices) and less 500D shipments which is a high margin product line. Gross margin for the segment consumables, spares tools and other decreased from 29% of revenue in the 2000 quarter to 26% of revenue in the 2001 quarter. The decrease in total gross margin is also due to the factors affecting revenues noted above.

        Research and Development. Research and development expenses increased 5% from $6.2 million in the second quarter of 2000 to $6.6 million in the second quarter of 2001. Research and development expenses was 13% of revenues in the second quarter of 2000 and 19% in the second quarter of 2001. The increased ratio for the 2001 quarter is mainly explained by (1) the lower equipment revenues generated during this quarter, and (2) the incorporation of the digital front end and toner research department as a result of the Agfa DPS acquisition.

        Selling, General and Administrative. Selling, general and administrative expenses increased to $11.0 million in the second quarter of 2001 from $10.5 million in the 2000 quarter. This increase is mainly due to the incorporation of the Agfa DPS division and the further development of direct sales activities in specific markets.

        Other Income (Expense). Other income was $0.3 million for the second quarter of 2000 and minus $0.6 million for the second quarter of 2001. Other income consists mainly of exchange rate differences and interest expenses.

        Income Taxes. The Company had a net loss before income taxes of $0.1 million for the three-month period ended June 30, 2000 and a net loss before income taxes of $10.7 million for the three-month period ended June 30, 2001. The Company recorded a tax income of $0.3 million, due to a correction on the income tax provision of previous periods, for the 2001 period compared to a tax charge of $0.5 million in the 2000 period.

SIX-MONTH PERIOD ENDED JUNE 30, 2001 COMPARED TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2000.

        Revenues. Revenues decreased 24% from $89.3 million for the six-month period ended June 30, 2000 to $68.3 million for the six-month period ended June 30, 2001. Revenues were principally affected by (1) the slowdown in equipment revenues in the VAD channel and more specifically in the US, (2) the low number of shipments in the OEM channel, no shipments to Xerox and IBM and
(3) the unfavorable product mix. Revenues were also affected by currency changes noted above. Revenues from consumables, spare parts and other decreased 6% from $42.6 million during the first half of 2000 to $40.2 million for the first half of 2001 mainly explained by the low sales to Xerox and IBM but an increase of the consumables sales to MAN Roland.

        Cost of Revenues. Cost of revenues decreased 12% from $61.9 million in the 2000 period to $54.3 million in the 2001 period. The decrease is the net effect of currency changes noted above, lower equipment shipments, higher material cost due to the unfavorable product mix, the lower absorption of production overhead expenses due to lower volumes and high service and increased warranty costs.

        Gross Profit. Gross profit decreased 49% from $27.4 million for the first two quarters of 2000 to $14.0 million for the first two quarters of 2001. Gross margin for printing systems and options decreased from 37% of revenue in the 2000 period to 14% of revenue in the 2001 period mainly due to commercial accommodations given to customers because of the late introduction of the CSP (web-fed presses are delivered at lower prices) and less 500D shipments which is a high margin product line. Gross margin for the segment consumables, spares tools and other increased from 24% of revenue in the 2000 period to 25% of revenue in the 2001 period. The decrease in total gross margin is also due to the factors affecting revenues noted above.

        Research and Development. Research and development expenses increased 7% from $12.4 million in the first half of 2000 to $13.3 million in the first half of 2001. Research and development expenses was 14% of revenues in the 2000 period and 20% in the 2001 period. The increased ratio for the 2001 period is mainly explained by (1) the lower revenues generated during this period, and (2) the incorporation of the digital front end and toner research departments as a result of the Agfa DPS acquisition.

        Selling, General and Administrative. Selling, general and administrative expenses increased to $22.3 million in the first half of 2001 from $20.5 million in the first half of 2000. This increase is mainly due to the incorporation of the Agfa DPS division and the further development of direct sales activities in specific markets and higher expenses for advertising.

        Other Income (Expense). Other income was $0.8 million for the 2000 period and minus $0.2 million for the 2001 period. Other income consists mainly of exchange rate differences and interest expenses.

        Income Taxes. The Company had a net loss before income taxes of $4.7 million for the six-month period ended June 30, 2000 and a net loss before income taxes of $21.8 million for the six-month period ended June 30, 2001. The Company recorded a tax income of $0.3 million, due to a correction on the income tax provision of previous periods, for the 2001 period compared to a tax charge of $0.5 million in the 2000 period.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's operating activities produced negative cash of $7.5 million during the six-month period ended June 30, 2001.

        At June 30, 2001, the Company had $4.3 million in cash and cash equivalents. The Company uses its credit line facilities in the event that its liquidity needs are not met by its then available cash. The Company expects its working capital needs, particularly inventory levels, to continue to decline with the ongoing implementation of operating measures. At June 30, 2001, the Company's notes payable to banks amounted to $26.6 million. The Company's total available credit lines at the end of June 2001 were $31.2 million. The available credit lines have a cancellation notice period of 30 days. The Company is currently seeking to raise capital in the private equity market to meet its liquidity needs for the next twelve months because it does not believe that cash from operations and cash available under its credit lines will be sufficient.

        In April 1999, Xeikon used approximately $15.8 million in cash to fund its acquisition of an 80% interest in Nipson International. Xeikon has the option to acquire the remaining 20% of Nipson International (337,500 shares) for a price per share equal to 71.11 FF plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning April 22, 2001 and ending October 21, 2001, to purchase all or part of their shares at a per share price equal to the Purchase Price.

        In connection with the Nipson acquisition, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc.(now merged with Xeikon America, Inc.) from Bull, in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid, to the extent net offset by indemnification claims, in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan will bear interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and will not bear interest.

        In connection with the acquisition of the land for expansion of its manufacturing facilities, the Company assumed a roll over credit facility of Euro 3 million as of July 1, 1999, bearing interest at the EURIBOR rate plus 0.20%.

        On July 27, 2000, the Company signed an operating lease agreement (reviewed by the Company's auditor) for new facilities in Lier, Belgium for approximately $30.4 million with quarterly payments (from the completion date foreseen as of March 31, 2002) for a 15 year period with a purchase option. The interest rate is based on the EURIBOR 3 months minus a discount (5.6%).


FOREIGN CURRENCY TRANSLATION

        The functional currency of the Company is the Euro (EUR) and the French Franc, which is directly linked to the Euro, for Nipson, but the Company has elected to present the financial statements in US dollars. The financial statements of the Company are translated from its functional currency, (the Euro), into the reporting currency, the US dollar, utilizing the current rate method. All cumulative translation gains or losses from the translation into the Company's reporting currency are included as a separate component of shareholders' equity in the accompanying balance sheet. The change in the cumulative translation adjustment reflects the strengthening of the US dollar against the EUR between December 31, 2000 and June 30, 2001. The exchange rate was US $1.00 for EUR 1.07 at December 31, 2000 and US $1.00 for EUR 1.17 at June 30, 2001.

ITEM 3. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

        Not applicable

                         PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        None.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

        None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        Not applicable.

ITEM 5. OTHER INFORMATION

        None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

        Form 6-K filed June 18, 2001, reporting under Item 5 a convertible bond issuance.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    XEIKON N.V.


Date : August  14, 2001             By:        /s/  Gerrit Keyaerts
                                       --------------------------------
                                       Gerrit Keyaerts, Chief Financial Officer